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                              CUSIP NO. 23280Q105

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Amendment No. 1 to

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                  CYPRESSTREE SENIOR FLOATING RATE FUND, INC.
                                (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)


                                   23280Q105
                                (CUSIP Number)


                               Arthur S. Loring
                          c/o Cypress Holding Company
                                125 High Street
                               Boston, MA 02110
                               Tel: 617-946-0600

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 30, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
___________.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D
CUSIP NO. 23280Q105                           Page 2

1.      NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Arthur S. Loring

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                                    (a) [_]
                                                    (b) [_]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

            PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS    [_]
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.      SOLE VOTING POWER           74,780 shares

8.      SHARED VOTING POWER          0

9.      SOLE DISPOSITIVE POWER      74,780 shares

10.     SHARED DISPOSITIVE POWER             0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    74,780 shares

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES _____


13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     8%

14.     TYPE OF REPORTING PERSON    IN


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  The reporting person owns 74,780 shares of the common stock of the issuer and has sole power to vote and sole power to dispose of these shares. These shares represent approximately 8% of the shares of the issuer issued and outstanding as of the date of this filing.

  The reporting person sold 20,181.6 shares on November 30, 1998 at a price of $9.91 per share.


                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    February 9, 1999
-----------------------                     ---------------------
Date                                        Arthur S. Loring